Exhibit 99.2

HAFNIA LIMITED
(Redomiciled to the Republic of Singapore)
(Company Registration No.: 202440137E)
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Hafnia Limited (the “Company”) will be held at 10 Pasir Panjang Road, Mapletree Business City #18-01, Singapore 117438 on Wednesday, 14 May 2025 at 10:00 a.m. (Singapore time) to transact the following businesses:
ORDINARY BUSINESS
1.	To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial year ended 31 December 2024 and the Auditor’s Report thereon (please see Explanatory Note 1).
(Ordinary Resolution 1)
2.	To re-elect the following Directors retiring pursuant to the Constitution of the Company and who, being eligible, offer themselves for re-election (please see Explanatory Note 2):

Mr. Andreas Sohmen-Pao	(Ordinary Resolution 2(a))
Mr. Donald John Ridgway	(Ordinary Resolution 2(b))
Mr. Peter Graham Read	(Ordinary Resolution 2(c))
Ms. Anand Su Yin	(Ordinary Resolution 2(d))

3.	To appoint Ms. Emily Tan as a Director of the Company (please see Explanatory Note 3)
(Ordinary Resolution 3)
4.	To re-appoint Mr. Andreas Sohmen-Pao as Chairman of the Board of Directors pursuant to Regulation 45 of the Constitution (please see Explanatory Note 4).
(Ordinary Resolution 4)
5.	To receive the latest Guidelines on Executive Remuneration, a copy of which is available on the Company’s website at hafnia.com/esg/policies/ - under Policies (please see Explanatory Note 1).
6.	To approve the following appointments in respect of the Nomination Committee (please see Explanatory Note 5):
(a)	Ms. Alicia Yik Jie Ting as a member of the Nomination Committee.
(Ordinary Resolution 5(a))
(b)	Ms. Elaine Yew Wen Suen as Chair of the Nomination Committee.
(Ordinary Resolution 5(b))
7.
To approve the following fees payable to the Directors and Committee Members for the period from the date of the passing of this Resolution to the next annual general meeting (please see Explanatory Note 6):

Role	Fees
Chairman	US$ 100,000
Board Members	US$90,000
Audit Committee Chair	US$15,000
Audit Committee Member	US$10,000
Remuneration Committee Chair	US$10,000
Remuneration Committee Member	US$5,000
Nomination Committee Chair and Member	US$2,500

(Ordinary Resolution 6)

8.	To re-appoint KPMG LLP as Auditor of the Company and to authorise the Directors to fix its remuneration (please see Explanatory Note 7).
(Ordinary Resolution 7)
SPECIAL BUSINESS
To consider and, if thought fit, to pass with or without modifications, the following resolutions, which will be proposed as Ordinary Resolutions:
9.	That:
(a)
the exercise by the Directors of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the share capital of the Company (“Ordinary Shares”) not exceeding in aggregate the Prescribed Limit (as hereafter defined), at such price(s) as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), in accordance with all applicable laws and regulations, including but not limited to the provisions of the Companies Act 1967 (the “Act”), the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation), the Singapore Code on Take-overs and Mergers (if applicable) and the Constitution of the Company, be and is hereby authorised and approved generally and unconditionally (the “Share Buy-Back Mandate”);

(b)
any Ordinary Shares that are purchased or otherwise acquired by the Company pursuant to the Share Buy-Back Mandate shall, at the discretion of the Directors, either be cancelled or held in treasury and dealt with in accordance with the Act;

(c)
unless varied or revoked by the Company in general meeting, the authority conferred on the Directors pursuant to the Share Buy-Back Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earliest of:

(i)	the date of the next annual general meeting of the Company or the date on which the next annual general meeting of the Company is required by law to be held;
(ii)	the date on which the buy-back of the Ordinary Shares are carried out to the full extent mandated; or
(iii)	the date on which the authority contained in the Share Buy-Back Mandate is varied or revoked;
(d)	in this Resolution:
“Maximum Price” shall not be higher than the higher of the price of the last independent trade and the highest current independent bid on the Oslo Stock Exchange and/or New York Stock Exchange;
“Prescribed Limit” means 10% of the total number of Ordinary Shares as at the date of the passing of this Resolution unless the Company has effected a reduction of the share capital of the Company in accordance with the applicable provisions of the Act, at any time during the Relevant Period, in which event the issued Ordinary Share capital of the Company shall be taken to be the issued Ordinary Share capital of the Company as altered (excluding any subsidiary holdings and treasury shares that may be held by the Company from time to time); and
“Relevant Period” means the period commencing from the date of the passing of this Resolution and expiring on the date the next annual general meeting of the Company is held or is required by law to be held, whichever is the earlier; and
(e)
the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation, executing such documents as may be required) as they and/or he/she may consider desirable, expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

(Please see Explanatory Note 8)
(Ordinary Resolution 8)

10.	That:
(a)
pursuant to Section 161 of the Act, approval and authorisation be and is hereby given to the Directors at any time to such persons and upon such terms and conditions and for such purposes as the Directors may in their absolute discretion deem fit, to:

(i)	issue shares in the capital of the Company (“Shares”) whether by way of rights, bonus or otherwise;
(ii)
make or grant offers, agreements or options (collectively, “Instruments”) that might or would require Shares to be issued or other transferable rights to subscribe for or purchase Shares including but not limited to the creation and issue of warrants, debentures or other instruments convertible into Shares; and/or

(iii)	issue additional Instruments arising from adjustments made to the number of Instruments previously issued in the event of rights, bonus or capitalisation issues; and
(b)
(notwithstanding the authority conferred by the Shareholders may have ceased to be in force) issue Shares in pursuance of any Instruments made or granted by the Directors while the authority was in force (the “Share Issue Mandate”), provided that:
(1)
the aggregate number of Shares to be issued pursuant to this Resolution (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the total number of issued Shares excluding treasury shares and subsidiary holdings;

(2)
for the purpose of this Resolution, the total number of issued Shares excluding treasury shares and subsidiary holdings is based on the Company’s total number of issued Shares excluding treasury shares and subsidiary holdings at the time this Resolution is passed, after adjusting for:

(i)	new Shares arising from the conversion or exercise of convertible securities or share options which are outstanding or subsisting at the time that this Resolution is passed; and
(ii)	any subsequent bonus issue, consolidation or subdivision of Shares, and any adjustments in accordance with sub-paragraph (2)(i) above are only to be made in respect of new Shares arising from convertible securities, share options or share awards which were issued and outstanding or subsisting at the time of the passing of this Resolution;
(3)
in exercising the authority conferred by this Resolution, the Company shall comply with all applicable legal requirements under the Act, the Constitution and any other applicable regulation (including rules of any stock exchange for the time being in force); and

(4)
the authority conferred by this Resolution shall, unless revoked or varied by the Company in general meeting, continue to be in force until the conclusion of the next annual general meeting or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.

(Please see Explanatory Note 9)
(Ordinary Resolution 9)
BY ORDER OF THE BOARD
Mr. Andreas Sohmen-Pao
Chairman of the Board
15 April 2025

EXPLANATORY NOTES:
1.	In accordance with Section 201 of the Act, the Audited Financial Statements for the year ended 31 December 2024 (the “2024 FS”) is required to be laid before the Company at the meeting.
The 2024 FS is included in the Annual Report on Form 20-F and can be accessed at the Company’s website at investor.hafnia.com/financials/quarterly-results/default.aspx. The 2024 FS has been provided to the Shareholders via the internet address as described above.
The latest Guidelines on Executive Remuneration are available on the Company’s website at hafnia.com/esg/policies/ - under Policies. Shareholders who wish to receive printed copies of either, or both, the 2024 FS and the latest Guidelines on Executive Remuneration, may submit a written request via electronic mail to ir@hafnia.com with the Shareholder’s full name and mailing address clearly indicated.
The Company is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934. In accordance with these requirements, the Company files reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.
2.
Mr. Erik Bartnes will be stepping down as a Director and consequently, will not be seeking re-election at the meeting. The Nomination Committee of the Company has reviewed the board composition having regard to expertise, capacity and diversity, and determined that the Board is functioning well. The Nomination Committee has also reviewed the relationships between the Company and each Director, and determined that a majority of the Directors are independent pursuant to the Norwegian Code of Practice for Corporate Governance and corporate governance standards of the New York Stock Exchange. Accordingly, the Nomination Committee recommends that the remaining Directors are re-elected for the ensuing year as set out in this Notice, each to hold office until the next annual general meeting or until his or her successor is appointed. Please refer to Appendix A of this Notice for details of the recommendation of the Nomination Committee.

A description of the competencies and executive functions of the Directors to be re-elected can be accessed at the Company’s website at investor.hafnia.com/governance/board-of-directors/default.aspx. Shareholders who wish to receive printed copies may submit a written request via electronic mail to ir@hafnia.com with the Shareholder’s full name and mailing address clearly indicated.
3.
The Nomination Committee of the Company has considered candidates to replace Mr. Erik Bartnes and recommends that Ms. Emily Tan, having consented to act, be appointed as a Director of the Company. Please refer to Appendix A of this Notice for details of the recommendation of the Nomination Committee.

4.
In accordance with Regulation 45 of the Constitution of the Company, the Chairman of the Board shall be appointed by the Shareholders from amongst the Directors. It is proposed that Mr. Andreas Sohmen-Pao be re-appointed as Chairman of the Board for the ensuing year.

5.
Ms. Sophie Smith has informed the Nomination Committee that she wishes to step down as a Member and Chair of the Nomination Committee. The Nomination Committee, after considering candidates, recommends that Ms. Alicia Yik be appointed as a Member of the Nomination Committee replacing Ms. Smith. The Nomination Committee further recommends that Ms. Elaine Yew, who has been a Member of the Nomination Committee since 2020, be appointed as the new Chair replacing Ms. Smith. Please refer to Appendix A of this Notice for details of the recommendation of the Nomination Committee.

6.
Regulation 40 of the Constitution of the Company provides that the Directors’ fees shall be determined by the Shareholders in a general meeting. The Nomination Committee of the Company has assessed the Directors’ fees and recommends that the Directors are paid the fees in respect of the services rendered by them for the period from the date of the passing of this Resolution to the next annual general meeting as set out in this Notice. The Nomination Committee further recommends that the Nomination Committee members are paid for their services for the same period as set out in this Notice. Please refer to Appendix A of this Notice for details of the recommendation of the Nomination Committee.

7.
The Audit Committee of the Board is responsible for recommending the appointment of the Company’s external Auditor. In this connection, the Audit Committee has recommended that KPMG LLP are re-appointed as the Auditor of the Company. Consistent with the Constitution of the Company, it is proposed that the Board of Directors is authorised to determine the remuneration of KPMG LLP.

8.
The Directors propose that the meeting approves the Share Buy-Back Mandate so that the Company may continue with its previously announced share repurchase programme on the terms and subject to the conditions as set out in this Resolution.

The Act permits the Company to purchase or acquire its Ordinary Shares out of capital or distributable profits so long as the Company is solvent. The Company will use internal sources of funds, or a combination of internal resources and external borrowings, to finance purchases of its Ordinary Shares. The Board of Directors does not intend to exercise the Share Buy-back Mandate if such exercise would result in insufficient liquidity for the Company or its subsidiaries (collectively, the “Group”). The Board of Directors will also not undertake Ordinary Share purchases if the borrowings required to finance the Ordinary Share purchases will result in insufficient liquidity for the Company or the Group. It is not possible for the Company to realistically calculate or quantify the impact of purchases that may be made pursuant to the proposed Share Buy-back Mandate on the Company's financial position as the effect would depend on a number of factors such as the aggregate numbers of Ordinary Shares purchased, the purchase prices paid at the relevant times, whether the Ordinary Shares purchased or acquired are held in treasury or immediately cancelled on purchase or acquisition, how the Ordinary Shares held in treasury are subsequently dealt with by the Company in accordance with Section 76K of the Act, and the amounts (if any) borrowed by the Company to fund the purchases. The Directors consider the proposed Share Buy-Back Mandate to be in the interests of the Company and they recommend the Shareholders to vote in favour of the proposal as set out in this Notice.
9.
The Directors propose that the Shareholders approve the Share Issue Mandate in order for the Company to secure an optimal capital structure at all times and to capitalise on potential growth opportunities, for example, but not limited to, acquisitions, mergers and similar transactions, as well as to carry out equity capital transactions. The Directors consider the proposed authorisation to issue shares to be in the interests of the Company and they recommend the Shareholders to vote in favour of the proposal as set out in this Notice.

IMPORTANT NOTICE:
1.
Only Shareholders registered in the register of members of the Company on the record date for the meeting, being 4 April 2025 shall be entitled to receive this Notice, attend and vote at the meeting in respect of the number of Shares registered in their names at that time.

Every Shareholder entitled to attend and vote at the meeting or any adjournment thereof is entitled to appoint a proxy to attend and vote in his stead on a show of hands or on a poll. A form of proxy is enclosed for this purpose. A proxy does not need to be a Shareholder of the Company. A Shareholder who is entitled to cast two or more votes at the meeting or any adjournment thereof may appoint more than one proxy, provided each proxy is appointed to exercise the rights attached to a different Share or Shares held by such Shareholder.
If properly executed, the Shares issued in the capital of the Company represented by the proxy will be voted in the manner directed by the Shareholder on the form of proxy. The proxy holder shall also have discretion to vote the Shares for or against any amendments to resolutions duly made at the meeting or any adjournment thereof. If no direction is given, the Shares will be voted in favour of the resolutions as recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the meeting or any adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters in furtherance of or incidental to the foregoing or as may otherwise properly come before the meeting or adjournment thereof. Shareholders that have granted a proxy may not vote their Shares at the meeting unless such proxy is revoked.
The form of proxy is enclosed.
2.	The manner in which your Shares may be voted depends on how your Shares are held.
(a)
If you are a holder of Shares which are registered in Euronext Securities Oslo and trading on the Oslo Stock Exchange, you must return the proxy form to DNB Bank ASA, Registrars Department. To be valid, the form of proxy is to be received by DNB Bank ASA, Registrars Department, at its address at Dronning Eufemias gate 30, 0191 Oslo, no later than 9 May 2025 at 3:00 p.m. (Oslo time) or by e-mail at vote@dnb.no no later than the aforementioned date and time.

(b)
If you own Shares of record, meaning that your Shares are represented by book entries in your name so that you appear as a Shareholder on the shareholder register of the Company maintained by Broadridge Corporate Issuer Solutions (“Broadridge”) (i.e., you are a registered shareholder), you must submit your proxy to Broadridge by mail (51 Mercedes Way, Edgewood, NY 11717, USA) in the return envelope provided by Broadridge by no later than 9 May 2025 at 9:00 a.m. (New York time) (proxies received after such time will not be considered).

You also may attend the meeting in person and vote during the meeting. Shareholders of record attending the meeting in person will be given a ballot upon request.
(c)
If you own Shares in “street name”, meaning that your Shares are held by a bank, brokerage firm, or other nominee that is a DTC participant, you are considered the “beneficial owner” of Shares held in “street name,” and you must provide voting instructions through your bank, brokerage firm, or other nominee by returning a voting instruction form received from that institution in accordance with the relevant instructions provided by such institution.

If you own Shares in street name and wish to attend the meeting, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your Shares in order to vote your Shares at the meeting and present your voting information card. Duly appointed proxyholders attending the meeting in person will be given a ballot upon request.
GO GREEN
In an effort to consciously reduce paper waste and contribute towards a greener environment, the Company strongly encourages its Shareholders to opt for a fully paperless form of communication including notice of meetings, proxy voting forms or voting instruction forms. In order to do so, registered Shareholders may contact the Company’s registrars, Broadridge Corporate Issuer Solutions or DNB Bank ASA (as applicable) and/or follow the instructions provided by the registrars with the proxy voting forms and non-registered Shareholders may contact their applicable securities broker holding their Shares.
PERSONAL DATA PRIVACY
By submitting an instrument appointing a proxy(ies) and/or representative(s) to attend, speak and vote at the meeting and/or any adjournment thereof, a Shareholder of the Company (i) consents to the collection, use and disclosure of the Shareholder’s personal data by the Company (or its agents or service providers) for the purpose of the processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for the meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to the meeting (including any adjournment thereof), and in order for the Company (or its agents or service providers) to comply with any applicable laws, listing rules, take-over rules, regulations and/or guidelines (collectively, the “Purposes”), (ii) warrants that where the Shareholder discloses the personal data of the Shareholder’s proxy(ies) and/or representative(s) to the Company (or its agents or service providers), the Shareholder has obtained the prior consent of such proxy(ies) and/or representative(s) for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy(ies) and/or representative(s) for the Purposes, and (iii) agrees that the Shareholder will indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of the Shareholder’s breach of warranty.

HAFNIA LIMITED
(Redomiciled to the Republic of Singapore)
(Company Registration No.: 202440137E)
FORM OF PROXY FOR THE 2025 ANNUAL GENERAL MEETING
I/We,                                          (Name),
                                  (Identification Number, if any), of
                                        (Address)
being a member/members of HAFNIA LIMITED (the “Company”) holding such shares in the Company set out below as of the record date of the Annual General Meeting, hereby appoint:

Full Name	Address	Identification No.	No. of Shares

and/or (Please delete as appropriate)

or failing him/her, the duly appointed Chairman of the meeting, to be my/our proxy(ies) to vote on my/our behalf at the Annual General Meeting to be held at 10:00 a.m. (Singapore time) on Wednesday, 14 May 2025 and at any adjournment thereof or, in the absence of any such indication, my/our proxy shall vote or abstain as he/she thinks fit.
I/We desire my/our votes to be cast on the resolutions to be proposed at the Annual General Meeting of the members (as set out in the Notice of Annual General Meeting dated 15 April 2025) as indicated below:

RESOLUTION	FOR	AGAINST	ABSTAIN

1. To adopt the Directors’ Statement, Audited Financial Statements and the Auditor’s Report.
2. To re-elect the following persons as Directors: (a) Mr. Andreas Sohmen-Pao (b) Mr. Donald John Ridgway (c) Mr. Peter Graham Read (d) Ms. Anand Su Yin
3. To appoint Ms. Emily Tan as a Director of the Company.
4. To re-appoint Mr. Andreas Sohmen-Pao as Chairman of the Board of Directors.
5. To appoint the following persons to the Nomination Committee: (a) Ms. Alicia Yik Jie Ting as a member of the Nomination Committee (b) Ms. Elaine Yew Wen Suen as Chair of the Nomination Committee
6. To approve the fees payable to the Directors and Committee Members as reflected in the Notice of Annual General Meeting.

7. To approve the re-appointment of KPMG LLP as Auditor and authorise the Directors to fix its remuneration.
8. To approve the proposed Share Buy-Back Mandate.
9. To approve the proposed Share Issue Mandate.

Dated this        day of        2025

Signature(s) or Common Seal of Member(s)
IMPORTANT: PLEASE READ NOTES OVERLEAF BEFORE COMPLETING THIS FORM

IMPORTANT NOTES:
1.
If you own Shares which are registered in Euronext Securities Oslo and trading on Oslo Stock Exchange, to be valid this Form of Proxy is to be received by DNB Bank ASA, Registrars Department, Oslo (“DNB”) no later than 9 May 2025 at 3:00 p.m. (Oslo time). The address of DNB is: DNB Bank ASA, Registrars Department, Dronning Eufemias gate 30, 0191 Oslo, Norway. Alternatively, the Form of Proxy can be sent to DNB Bank ASA by e-mail to vote@dnb.no no later than the aforementioned date and time.

2.
If you own Shares of record, meaning that your Shares are represented by book entries in your name so that you appear as a Shareholder on the shareholder register of the Company maintained by Broadridge Corporate Issuer Solutions (“Broadridge”), you must submit your proxy to Broadridge by mail (51 Mercedes Way, Edgewood, NY 11717, USA) in the return envelope provided by Broadridge by no later than 9 May 2025 at 9:00 a.m. (New York time) (proxies received after such time will not be considered).

3.	If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place.
4.
If you own Shares in “street name”, you must provide voting instructions through your bank, brokerage firm, or other nominee by returning a voting instruction form received from that institution in accordance with the relevant instructions provided by such institution.

5.
If properly executed, the shares issued in the capital of the Company represented by this Form of Proxy (the “Shares”) will be voted in the manner directed by you on the Form of Proxy. The proxy holder shall also have discretion to vote the Shares for or against any amendments to motions duly made at the Annual General Meeting or any adjournment thereof. If no direction is given, the Shares will be voted in favour of the resolutions recommended by the Board of Directors (including amendments thereto approved by the Board of Directors) when duly presented at the Annual General Meeting or any adjournment thereof. The proxy holder shall have discretion to vote the Shares on any other matters in furtherance of or incidental to the foregoing or as may otherwise properly come before the Annual General Meeting or any adjournment thereof.

6.
This Form of Proxy must be signed and dated by or on behalf of the Shareholder. If the Shareholder is a corporation, the Form of Proxy should be signed either by a duly authorised officer or attorney or be completed under its common seal.

7.	Proxies are entitled to vote on a poll or on a show of hands.
8.	Shareholders shall place an “X” in the box indicating the way in which their vote is to be cast.
9.
If a Shareholder wishes to vote for or against the re-appointment of one or more of the Directors, he/she should place an “X” indicating those Directors he/she is voting for or against, as the case may be, in the appropriate space.

10.	Any alterations to this Form of Proxy should be initialled by the Shareholder.
11.
The completion and return of this Form of Proxy will not preclude a Shareholder from attending the Annual General Meeting and voting in person provided that the written notice of intention to attend has been received by DNB or Broadridge, as relevant, in accordance with the Notes of the Notice of Annual General Meeting and the Shareholder has been duly issued with a power of attorney to attend the Annual General Meeting.

12.
By submitting an instrument appointing a proxy(ies) and/or representative(s), the Shareholder accepts and agrees to the personal data privacy terms set out in the Notice of Annual General Meeting dated 15 April 2025.

APPENDIX A
RECOMMENDATION FROM THE NOMINATION COMMITTEE OF HAFNIA LIMITED (THE “COMPANY”) TO THE ANNUAL GENERAL MEETING TO BE HELD ON 14 MAY 2025
NOMINATION COMMITTEE’S COMPOSITION AND MANDATE
The members of the Nomination Committee of Hafnia Limited comprise Ms. Sophie Smith (Chair), Mr. Bjarte Bøe and Ms. Elaine Yew Wen Suen. Ms. Smith was elected on 20 May 2022, and Mr. Bøe and Ms. Yew were elected effective 22 May 2020. A description of the profiles of the members can be accessed at the Company’s website at http://www.hafnia.com.
The Nomination Committee’s mandate is outlined in the Nomination Committee Guidelines adopted on 22 May 2020 with further amendments adopted at the Special General Meeting on 12 August 2022.
THE WORK OF THE NOMINATION COMMITTEE
The Nomination Committee has met once since the Annual General Meeting in July 2024, and has in addition relied on e-mail and telephone conversations to conclude its work. The Nomination Committee has also had dialogue with members of the Board.
The Nomination Committee has received the Board’s own performance evaluation for 2024. In its assessment of the Board composition, the Nomination Committee has taken account of views expressed therein. The Nomination Committee has reviewed the Board composition having regard to expertise, capacity and diversity, and determined that the Board is functioning well. The Nomination Committee has also reviewed the relationships between the Company and each Director, and determined that a majority of the Directors are independent pursuant to the Norwegian Code of Practice for Corporate Governance and corporate governance standards of the New York Stock Exchange.
BOARD COMPOSITION
The Board of Directors of the Company currently consists of the following members:
Mr. Andreas Sohmen-Pao (Chairman)
Mr. Erik Bartnes
Mr. John Ridgway
Mr. Peter Read
Ms. Su Yin Anand
The profiles of all the Board members can be accessed at the Company’s website at http://www.hafnia.com.
The Nomination Committee was informed that Mr. Erik Bartnes will be stepping down as a Director and consequently, will not be seeking re-election at the 2025 AGM.
The Nomination Committee has reviewed the remuneration of the Board and compared it to relevant statistics of dual-listed companies.
The Nomination Committee was informed that Ms. Sophie Smith wishes to step down as a Member and Chair of the Nomination Committee.
In connection with the 2025 Annual General Meeting, the Nomination Committee submits the following unanimous proposals:
1.	Election of Directors
The Nomination Committee proposes that the following Directors, being eligible and having consented to act, be re-elected until the Annual General Meeting to be held in 2026:
Mr. Andreas Sohmen-Pao
Mr. John Ridgway
Mr. Peter Read
Ms. Su Yin Anand

The Nomination Committee, after considering candidates, recommends that Ms. Emily Tan, having consented to act, be appointed as a Director of the Company. The Nomination Committee provides the following information on Ms. Tan:
Emily Tan (born 1970) is Chief Executive Officer of Thales Solutions Asia Pte Ltd, and Country Director of Thales in Singapore. Prior to joining Thales, Ms. Tan held global and regional leadership roles in Shell Renewables and Energy Solutions; Shell Bitumen and Shell Chemicals. Ms. Tan began her career with the Singapore Economic Development Board, and the Agency for Science, Technology and Research. Ms. Tan holds an MBA from INSEAD, France; a Master’s in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology (MIT); and Bachelor’s in Electrical Engineering from the University of Illinois at Urbana Champaign (UIUC), USA.
2.	Board Remuneration
The Nomination Committee recommends the following Board remuneration for the period from 14 May 2025 to the next Annual General Meeting of the Company in 2026:

Chairman	US$ 100,000
Board Members	US$90,000
Audit Committee Chair	US$15,000
Audit Committee Member	US$10,000
Remuneration Committee Chair	US$10,000
Remuneration Committee Member	US$5,000

3.	Remuneration of the Nomination Committee
The Nomination Committee proposes that the remuneration to the Nomination Committee for the period from 14 May 2025 to the next Annual General Meeting of the Company in 2026 be set at US$ 2,500 to each member including the Chair.
4.	Composition of the Nomination Committee
The Nomination Committee, after considering candidates, recommends that Ms. Alicia Yik Jie Ting, having accepted the nomination, be appointed as a new member of the Nomination Committee replacing Ms. Sophie Smith. The Nomination Committee provides the following information on Ms. Yik:
Ms. Alicia Yik Jie Ting (born 1988) is COO for Altara Management, a company affiliated with BW Group Chairman Mr. Andreas Sohmen-Pao. Previously, Ms. Yik was an Executive Director at J.P. Morgan Private Bank in Asia. Prior to that, she worked at Bank of America Merrill Lynch focusing on Strategy and Business Development. Ms. Yik has more than 13 years of professional experience in the financial industry, and holds a Bachelor of Business Management degree in Finance and a Bachelor of Science degree in Economics from the Singapore Management University.
The Nomination Committee further recommends that Ms. Elaine Yew, who has been a Member of the Nomination Committee since 2020, be appointed as the new Chair replacing Ms. Sophie Smith.
THE NOMINATION COMMITTEE
15 April 2025

HAFNIA LIMITED
C/O BROADRIDGE
P.O. BOX 1342
BRENTWOOD, NY 11717

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HAFNIA LIMITED

The Board of Directors recommends you vote FOR the following proposals:

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

V67072-P30346

HAFNIA LIMITED
Annual General Meeting of Shareholders
May 14, 2025 10:00 a.m. (Singapore Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the Chairman of the meeting, a member of the Board of Directors, the CEO, and Secretary of the Company and each or any of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of HAFNIA LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 10:00 a.m. (Singapore Time) on May 14, 2025, and any adjournment thereof or, in the absence of any such indication, my/our proxy shall vote or abstain as he/she thinks fit.

Continued and to be signed on reverse side